AUDITORS’ CONSENT

We consent to the use in this Registration Statement on Form 40-F of Primero Mining Corp. (formerly Mala Noche Resources Corp.) of (1) our report dated June 2, 2010 relating to the carve out combined financial statements of the Operations to be Acquired by Mala Noche Resources Corp as at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009; and (2) our report dated August 11, 2011 relating to the reconciliation from Canadian generally accepted accounting principles to United States generally accepted accounting principles of the Operations to be Acquired by Mala Noche Resources Corp. appearing in this Registration Statement on Form 40-F dated August 11, 2011.

/s/ Deloitte & Touche LLP
Chartered Accountants
Vancouver, Canada
August 11, 2011